Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: January 14, 2016

The following information was communicated via email sent by Dick Boer, the Chief Executive Officer of Koninklijke Ahold N.V. (also known as Royal Ahold), to the Ahold Group on January 14, 2016.

Dear colleagues,

Following the meeting that most of you had with your manager this morning and our session together in the Meet & Greet in Zaandam, I am pleased to give you further details on the latest development as we progress towards our planned merger with Delhaize Group.

As you know, after a careful and thorough process, today we are announcing the appointments of leaders who will report to the Executive Committee of Ahold Delhaize. These appointments, which cover positions in the Group and European support functions, will become effective once the merger is completed. This strong and balanced team – with significant representation from both companies – will be critical in helping to make Ahold Delhaize better every day. Its members have deep operational and industry expertise and their capabilities, talent, knowledge and experience will help us drive our future success.

You can read the list of today’s appointments here. These roles will only be effective upon the closing of the merger, however, one of the main short-term tasks is to further design, select and appoint the broader Group and European functional support teams. More information on this process will be shared in the course of February.

My sincere thanks to everyone who participated in this important process as well as those who made sure it ran smoothly. I appreciate your hard work and dedication.

Should you have any further questions, please do not hesitate to contact your manager, your HR Business Partner or send them to questions@ahold.com. Any questions from external parties should be referred to Ahold Global Communications at +31 88 6595134 or communications@ahold.com.

Best regards,

Dick Boer

CEO Ahold

Reporting to Dick Boer CEO: • Mike Ford, responsible for Internal Audit • To be announced - Strategy and M&A Reporting to Jeff Carr Chief Financial Officer: • Eugène Bartman, responsible for Tax • Miguel Silva Gonzalez, responsible for Treasury and Insurance • Guy Thomson, responsible for Accounting and Reporting • Mayte Oosterveld, responsible for Business Planning and Performance (BPP) • Henk Jan ten Brinke, responsible for Investor Relations • Bruno Havet, responsible for Not for Resale (NFR) • Ton Nolet, responsible for Business Services • Frederic Van Daele, responsible for Finance Central Southern Europe and BPP Europe Reporting to Jan Ernst de Groot Chief Legal officer: • Dirk Meerburg, responsible for Group Legal • Agaath Barents-de Kreuk, responsible for Company Secretariat • Hugo Byrnes, responsible for Product Integrity Jan Ernst will for the time being take on the responsibility for Global Public Affairs and Legal for Central Southern Europe & European coordination. Reporting to Marc Croonen Chief Sustainability, Transformation and Communications Officer: • Charles Davis, responsible for Global Communications • Dries D’Hooghe, responsible for Transformation • Megan Hellstedt, responsible for Sustainable Retailing • To be announced - Head of Occupational Health & Safety Reporting to Frans Muller Deputy Chief Executive Officer and Chief Integration Officer: • Ben Wishart, responsible for Global IT • Vincent Moolenaar, responsible for the Global Integration Management Office (GIPL) • To be announced - European Regional Integration Project Lead (RIPL) • To be announced - U.S. Regional Integration Project Lead (RIPL) Reporting to Pierre Bouchut Chief Operating Officer Europe: • Thomas Oversberg, responsible for Controlling Strategic Initiatives and Investment Analysis • To be announced - Controller Strategic Initiatives • David Vander Schueren, responsible for International Agreements and Private Brands Sourcing in Europe Reporting to Hanneke Faber Chief E-Commerce & Innovation Officer: • Marcus Spurrell, responsible for Digital Personalization and Loyalty & Data • Alfred Levi, responsible for Global Media Sales In the beginning, Hanneke will take on the role of E-Commerce New Business herself. Reporting to Abbe Luersman Chief Human Resources Officer: • Casper Assinck, responsible for Organizational Effectiveness and Design • Sarah Chartrand, responsible for Talent and Diversity • Erikjan Lantink, responsible for Learning and Development • Frederic Barge, responsible for Total Rewards • Désiré Jansen, responsible for Group HR • Jan De Bruycker, responsible for HR Central Southern Europe and European Coordination For these roles, it is important to note that: • This announcement focuses on Group and European support functions only and therefore excludes reports to Kevin Holt and James McCann. • This announcement excludes the functional roles within our businesses that have a reporting line to an operating company leader. • The organizational structure is subject to works council proceedings. • We expect to provide more information on the next phase in the Group and European selection and appointment process next month. • Current Group leaders who are not mentioned in this announcement, may be appointed to other roles in the new company. We will keep you posted in future updates. Individual leaders have provided a personal update to their teams this morning.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,”

“guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.